Exhibit 99.8

CONSENT OF G. VOICU

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2016, (ii) the Registration Statement on Form F-10 (File No. 333-210437) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ Gabriel Voicu
By:	Gabriel Voicu, Ph.D., P. Geo
Consultant (formerly Technical Services
Manager at IAMGOLD Corporation)

Dated: February 22, 2017